Execution Version

ASSET PURCHASE AGREEMENT

AMONG

PROELITE, INC.,

ELITEXC LIVE,

AND

EXPLOSION ENTERTAINMENT, LLC

FEBRUARY 5, 2009

PORTIONS OF THIS AGREEMENT IDENTIFIED BY THE SYMBOL "[***]" HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made as of February 5, 2009, among ProElite, Inc., a New Jersey corporation (“ProElite”), EliteXC Live, a California corporation and a wholly-owned subsidiary of ProElite (“EliteXC” and together with ProElite, the “Sellers” and each a “Seller”) and Explosion Entertainment, LLC, a California limited liability company (“Buyer”). This Asset Purchase Agreement, including all schedules and exhibits hereto, is referred to as the “Agreement.”

WITNESSETH:

WHEREAS, the Sellers presently are engaged, among other things, in the business of promoting mixed martial arts live events under the EliteXC and ProElite brands, which includes the broadcast of such events on various broadcast elements including premium cable television, commercial television, cable television and pay-per-view, but does not include any martial art live events promoted under ProElite’s “Icon,” “King of the Cage,” “Cage Rage,” and “SpiritMC” brands and by ProElite’s Malaysian subsidiary, Online Winners Sdn. Bhd. (the “Excluded ProElite Business”) (collectively, excluding the Excluded ProElite Business, the “EliteXC Business”);

WHEREAS, the Sellers desire to sell to Buyer and Buyer desires to purchase and acquire from the Sellers certain of the assets, properties, rights and interests relating to the EliteXC Business, upon the terms and subject to the conditions hereinafter set forth, in consideration of certain payments by Buyer, the assumption by Buyer of certain liabilities and obligations of Seller specifically disclosed in this Agreement, and other consideration contemplated by this Agreement and the Related Agreements, the validity and sufficiency of which is hereby acknowledged by the Parties; and

WHEREAS, the Boards of Directors of each of ProElite, EliteXC and Buyer believe it is in the best interests of its respective corporation or company that Buyer and each Seller enter into this Agreement to effect the transaction contemplated by this Agreement and the Related Agreements and, in furtherance thereof, have unanimously approved this Agreement and the transaction contemplated by this Agreement and the Related Agreements.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained and other good and valuable consideration had and received, Buyer, and each Seller, on the basis of, and in reliance upon, the representations, warranties, covenants, obligations and agreements set forth in this Agreement, and upon the terms and subject to the conditions contained herein, hereby agree as follows:

1.              CERTAIN DEFINED TERMS.  As used in this Agreement, the following terms shall have the meanings set forth below.

1.1  “Affiliate” of a Person means:  (a) a director, officer, partner, member, manager, executor or trustee of a Person and (b) any Person directly or indirectly controlling, controlled by, or under common control with, that Person.  For purposes of this definition, “control,” “controlling,” and “controlled” mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether by contract, by virtue of share ownership or otherwise.

1.2  “Applicable Law” means each applicable provision of any constitution, statute, law, ordinance, code, rule, regulation, decision, order, decree, judgment, award, injunction, verdict, subpoena, release, license or other legally binding pronouncement of any Governmental Body.

1.3  “Business Day” means any day other than Saturday, Sunday or any public or legal holiday, whether federal or state, in the place in which a duty or obligation is to be performed.

1.4  “Contract” means any oral or written contract, agreement, commitment, arrangement, undertaking or understanding of any kind whatsoever, together with all related amendments, modifications, supplements, waivers and consents.

1.5  “Damages” means (A) any loss, whether in the nature of a cost, damage, expense, payment, diminution in value, liability or obligation or otherwise, and related attorneys’, accountants’ and other professional advisors’ fees and expenses (including those as to investigation, prosecution or defense of any claim or threatened claim), whether or not involving a third-party claim, and (B) only in the case of third-party claims, special, incidental, consequential, punitive or any other damages.

1.6  “Encumbrance” means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

1.7  “Explosion Showtime Agreement” means the Exclusive Distribution Agreement by and between Buyer and Showtime dated February 5, 2009.

1.8  “Escrow Agent” means U.S. Bank National Association.

1.9  “Governmental Authorization” means any consent, license, permit or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Law.

1.10  “Governmental Body” means any governmental or quasi-governmental body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

1.11  “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof, (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing, (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world, (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, (vi) all databases and data collections and all rights therein throughout the world, (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, (viii) all Web addresses, sites and domain names and numbers, and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

1.12  “Knowledge,” with respect to an individual, means knowledge of a particular fact or other matter if:

(a)  that individual is actually aware of that fact or other matter; or

(b)  a reasonably prudent individual would have conducted a reasonably comprehensive investigation of that fact or other matter and, in the course of doing so, would reasonably be expected to become aware of that fact or other matter.

A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, officer, partner, member, manager or trustee of such Person (or in any similar capacity) has, at the time with respect to which the term is used, “Knowledge” of such fact or other matter (as set forth in (a) and (b) above); provided, however, that with respect to the Sellers such individuals are deemed to be limited to the members of the Board of Directors of each Seller and Charles Champion, Dale Bolen, Keith Walner, and Eric Ficksman; and further provided, that with respect to the Buyer such individuals are deemed to be limited to Scott Coker, Kenn Elner, Charlie Faas and Jim Goddard.

1.13  “Order” means any award, decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Body or by any arbitrator.

1.14  “Ordinary Course of Business” means an action taken by a Person only if it is consistent with the past practices of that Person and is taken in the ordinary course of the normal day-to-day operations of that Person.

1.15  “Organizational Documents” means:  (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

1.16  “Outstanding Obligations” means any and all “claims” (used in its broadest sense, as contemplated by and defined in Section 101(5) of the U.S. Bankruptcy Code, but without regard to whether such claim would be disallowed under the U.S. Bankruptcy Code) against ProElite and EliteXC, whether joint, several, or joint and several, whether fixed or indeterminate, due or not yet due, contingent or non-contingent, matured or unmatured, liquidated or unliquidated, or disputed or undisputed, whether under a guaranty or a letter of credit, and whether arising under contract, in tort, by law, or otherwise, any interest or fees thereon (including interest or fees that accrue after the filing of a petition by or against ProElite and EliteXC under the U.S. Bankruptcy Code, irrespective of whether allowable under the U.S. Bankruptcy Code), any costs of enforcement actions, including reasonable attorneys’ fees and costs, and any prepayment or termination premiums.

1.17  “Party” or “Parties” means each or all, as applicable, of the entities who have executed and delivered this Agreement, each permitted successor or assign of a party and, when appropriate to effect the binding nature of this Agreement for the benefit of another party, any other successor or assign of a party.

1.18  “Permitted Encumbrance” means liens for current Taxes not yet due and payable.

1.19  “Person” means any person or entity of every kind and is to be construed as broadly as possible.

1.20  “ProElite Fighter” means the Sellers’ fighters listed on Exhibit A attached hereto.

1.21  “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced by or before, or otherwise involving, any Governmental Body or arbitrator.

1.22  “Related Agreements” means each of the following agreements:

(a)  Escrow Agreement;

(b)  Bill of Sale and Assignment Agreement;

(c)  Assignment of Copyrights;

(d)  Assignment of Unregistered Copyrights;

(e)  Trademark License Agreement;

(f)  Information License Agreement; and

(g)  ShoXC License.

1.23  “Showtime” means Showtime Networks, Inc.

1.24  “Showtime License Fee” means the fees payable by Showtime to Explosion for the production of a Strikeforce Event (as defined in the Explosion Showtime Agreement) or ShoXC Event (as defined in the Explosion Showtime Agreement) under the terms of the Explosion Showtime Agreement.

1.25  “Tax” or “Taxes” means any and all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by and Governmental Body.

2.              RULES OF CONSTRUCTION.  For purposes of this Agreement:

2.1  The phrase “breach of a representation” includes a misrepresentation and the failure of a representation to be accurate.

2.2  “Including” and any other words or phrases of inclusion will not be construed as terms of limitation, so that references to “included” matters will be regarded as non-exclusive, non-characterizing illustrations.

2.3  “Copy” or “copies” means that the copy or copies of the material to which it relates are true, correct and complete.

2.4  “Will” has the same meaning as “shall” and, thus, connotes an obligation and an imperative and not a futurity.

2.5  “Commercially reasonable efforts” do not, without limitation, require a Party to make payments to third parties outside of its Ordinary Course of Business.

2.6  Acknowledging that the Parties have participated jointly in the negotiation and drafting of this Agreement, if an ambiguity or question of intent or interpretation arises as to any aspect of this Agreement, then it will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

3.              PURCHASE AND SALE.

3.1  Purchase of Assets.  At the Closing (as defined in Section 4.1), the Sellers will sell, transfer, and convey to Buyer, and Buyer will purchase from the Sellers, all of each Seller’s right, title, and interest in and to certain assets and rights of the Sellers described below (collectively, the “Assets”), excluding the Excluded Assets (as defined in and identified in Section 3.3).  The Assets shall include the following assets, properties, and rights of the Sellers used directly or indirectly in the conduct of, or generated by, or constituting any part of, the EliteXC Business, excluding the Excluded Assets:

(a)  Contracts.  To the extent permitted by applicable law, all rights as of the Closing Date under the Contracts listed on Exhibit C under the heading “Assumed Contracts” (the “Assumed Contracts”).

(b)  Media Assets.  The media assets listed on Exhibit C under the heading “Media Assets” (the “ProElite Fight Library”).

(c)  Promotional Materials, Marketing Materials and Other Personal Property.  All tangible personal property and other goods listed on Exhibit C under the heading labeled “Promotional Materials, Marketing Materials and Other Personal Property”.

(d)  Inventories.  All supplies and inventories listed on Exhibit C under the heading “Inventories” or otherwise related to the Assets, including work-in-progress, the Sellers’ entire DVD inventory pertaining to or related to the EliteXC Business and all such items shipped from vendors on or prior to the Closing Date but not yet received by the Sellers.

(e)  Intellectual Property.  All Intellectual Property listed on Exhibit C under the heading “EliteXC Intellectual Property.”

(f)  Claims.  All rights and claims of the Sellers against any third parties relating to the Assets, including without limitation, all rights under express or implied warranties relating to the Assets except (x) for those claims which arose prior to the Closing and as are listed on Schedule 3.1(f) of this Agreement and (y) those claims which arose prior to the Closing and which are made by Sellers as a counterclaim to, or seeking declaratory relief in response to, a written threatened claim or actual claim relating to the Assets made after Closing (“Counterclaims”), provided that such Counterclaims shall be owned jointly by Buyer and Sellers and Buyer and Sellers shall have the right to assert such Counterclaims after Closing.  Sellers hereby covenant not to initiate suit against any of the ProElite Fighters whose Contract with a Seller has been assigned to Buyer; provided, however, that Sellers shall not be precluded from initiating suit or taking similar action in response to a written threatened claim or actual claim made by such a ProElite Fighter.

(g)  Books and Records.  All information, files, records, dates, plans, contracts and recorded information relating to the Assets.

(h)  Prepaids.  All prepaid expenses, advance payments, deposits, surety accounts and other similar assets relating to the Assets, including, without limitation, prepaid deposits with suppliers and vendors.

(i)  Accounts Receivable.  All accounts receivable (including royalties receivable and advances) of the Sellers relating to the Assets that accrue after the date of Closing, any payments received with respect thereto after the Closing, unpaid interest accrued on any such accounts receivable and any security or collateral relating thereto.  Sellers shall transfer to Buyer all rights to all accounts receivable (including any royalties receivable and advances) and all contractual rights pertaining to any and all Assets (including any audit rights), unpaid interest accrued on such accounts receivable and any security or collateral relating thereto that accrue and are paid after the date of Closing under any Contract to which the Sellers are a party or are otherwise bound, and at Closing, the Sellers shall direct each paying party to any such Contract in writing (in form and content acceptable to Buyer) to account and pay directly to Buyer all such accounts receivable and advances pertaining to such Assets that accrue subsequent to Closing.  Each Party shall promptly turn over to the other Party all remittances or payments received by a Party to which such party is not entitled under the terms of this Agreement and the Related Agreements at any time after Closing.  Notwithstanding the above:

(i)  with regards to that certain Agreement by and between IMG Media LTD. (“IMG”) and ProElite dated as of October 22, 2007 (the “IMG Agreement”), if direct payments as to EliteXC titles cannot be specifically determined by title then the direct payment from IMG to Buyer shall be made (which shall be reflected in the associated written direction from Sellers to IMG) based upon a percentage of royalties or advances of 60% to Buyer and 40% to Sellers; and

(ii)  with regards to that certain Agreement by and between The Fight Network and ProElite dated January 16, 2007, the Sellers shall retain all accounts receivable (and claims therein) accrued prior to the Closing Date.

(j)  Certain Rights Under Confidentiality Agreements and Warranties.  All rights, claims and benefits of each Seller in, to or under any: (i) confidentiality or secrecy agreements entered into by a Seller with third parties that relate to the use or disclosure of information, in each case to the extent concerning or otherwise relating to the Assets (the “Confidentiality Agreement Rights”); and (ii) express or implied warranties from the suppliers of goods or services relating to the Assets.

3.2  Optional Contracts.

(a)  Within 45 days after the later of Closing or receipt (the “Election Period”), upon notice from Buyer to ProElite, each Seller, as applicable, shall assign for no additional consideration any or all of the Contracts listed on Exhibit D (the “Optional ProElite Contracts”) as determined by Buyer in its sole discretion pursuant to the execution of an assignment agreement, in a form reasonably agreed to by Buyer.

(b)  Each Seller shall use its commercially reasonable efforts to ensure that during the Election Period, the Optional ProElite Contracts (i) are maintained in accordance with past practices, (ii) are not transferred, terminated by Seller or otherwise amended or modified by seller in any manner without the prior written consent of Buyer and (iii) remain in full force and effect without breach by either ProElite or EliteXC.

(c)   In addition, during the Election Period, each Seller shall not incur any material liabilities, Encumbrance or commitments that affect the Optional ProElite Contracts.

(d)  Optional ProElite Contracts that are assigned to Buyer under Section 3.2(a) are deemed to be an Assumed Contract and an Asset for all purposes of this Agreement, including Section 5.12 hereof.

(e)  Each Seller hereby agrees to take and perform any action reasonably required, including giving notice or receiving consent, for the assignment of any of the Optional ProElite Contracts to Buyer.

3.3  Excluded Assets.  Notwithstanding the foregoing, the Assets shall not include, without limitation, (i) the assets of the Excluded ProElite Business to the extent such assets are not a part of or do not relate to the EliteXC Business and (ii) any of the following (the “Excluded Assets”):

(a)  Corporate Records. Each Seller’s seal, certificate of incorporation or articles of incorporation, minute books, stock books, Tax returns, books of account or other records having to do with the organization of such Seller.

(b)  Cash and Cash Equivalents.  All cash and cash equivalents of the Sellers currently in possession of either Seller.  Cash and cash equivalents of the Sellers shall not include any rights to receive cash or any other cash equivalent pursuant to or by way of any Asset after the Closing Date.

(c)  Certain Claims.  All rights and claims: (i) of the Sellers relating to the Excluded Assets or the Unassumed Liabilities, (ii) those claims and rights listed in Exhibit E or on Schedule 3.1(f), and (iii) claims for federal, state or foreign Tax refunds.

(d)  Rights under this Agreement.  The rights that will accrue to the Sellers under this Agreement and the Related Agreements.

(e)  Certain Rights Under Confidentiality Agreements and Warranties.  All rights, claims and benefits under the Confidentiality Agreement Rights to the extent not subject to Section 3.1(j).

(f)  Other.   Any other assets, properties or rights, if any, expressly listed on in Exhibit E.

3.4  Assumption of Liabilities.

(a)  Assumed Liabilities.  At the Closing, Buyer shall assume and agree to pay, perform, and discharge all obligations and liabilities of the Sellers (excluding any Unassumed Liabilities) arising after Closing under (i) the Assumed Contracts (ii) the Assets or (iii) the operation of the business of Buyer but only to the extent expressly related to Buyer’s ownership of the Assets (the “Assumed Liabilities”).

(b)  Unassumed Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume and shall not be obligated to pay, discharge, or indemnify any party with respect to, any liability, obligation, or commitment of any nature of the Sellers, whether now or hereafter existing or created, whether known or unknown and whether absolute, accrued, contingent or otherwise (the “Unassumed Liabilities”), including but not limited to:

(i)  Any claims under any express or implied Contracts relating to products or services sold or provided by the Sellers prior to the Closing, including without limitation claims with respect to product warranties or product liabilities;

(ii)  Any of the rights and interests, and all of the liabilities and obligations, of each Seller in, under or pursuant to any license, lease, contract, agreement, commitment or undertaking that is not an Assumed Contract;

(iii)  Any obligation to issue any warrant or other security of any kind under an Assumed Contract;

(iv)  Taxes of any nature whatsoever of the Sellers arising from the operation of the EliteXC Business or the ownership of the Assets for any period (or portion of any period) ending on or prior to the Closing Date and any Taxes incurred by the Sellers that will arise as a result of the purchase, sale or transfer of the Assets pursuant to this Agreement;

(v)  Obligations under any employee agreements, including but not limited to, director and officer indemnification agreements, and profit sharing, pension, stock option, or any other equity benefit or ERISA plan;

(vi)  Any other claims or liabilities arising out of the operation of the EliteXC Business (including but not limited to any real property leases or subleases) or the ownership of the Assets, including any unpaid obligations and liabilities due and payable under the Assumed Contracts by either Seller, at or prior to Closing;

(vii)  Any liabilities and obligations, known or unknown, fixed, contingent or otherwise, the existence of which is a breach of any representation, warranty, covenant, obligation or agreement of Seller set forth in this Agreement or in any of the other documents or agreements contemplated hereby (provided that nothing in this subparagraph (vii) shall diminish the indemnification limits set forth in Section 8.4(b));

(viii)  Any liabilities and obligations relating to, based in whole or in part on events or conditions occurring or existing in  connection with, or arising out of, any and all assets, properties, rights and interests which are not being acquired by Buyer hereunder, including, without limitation, the Excluded Assets; and

(ix)  All liabilities and obligations incurred by each Seller or its Affiliates or their respective directors, officers, shareholders, agents or employees after the Closing Date.

(c)  Acknowledgement. Without increasing any liability Sellers may have to Buyer hereunder, Sellers acknowledge that with respect to ProElite Fighters as to which Sellers cannot delegate Seller’s duties to the fighter, Sellers may have future obligations to such fighters under the applicable Assumed Contract with such ProElite Fighters as currently in effect and to the extent set forth therein, even though (as between Buyer and Sellers) Buyer is providing certain indemnities hereunder with respect to such future obligations.  Sellers do not purport by entering into this Agreement to change its contractual obligations with such ProElite Fighters.

3.5  Assignability and Consents.

(a)  Required Consents.  Other than consents required to be delivered at Closing, Schedule 3.5(a) of this Agreement sets forth a list of all Assets, including Assumed Contracts, which are non-assignable or non-transferable to Buyer without the consent of some other Person.  Each Seller has commenced and shall continue to use commercially reasonable efforts to take or to cause to be taken by others, all necessary actions required to obtain or satisfy, at the earliest practicable date, all consents from any Persons necessary to authorize, approve or permit the full and complete sale, conveyance, assignment, sublease or transfer of the Assets, and to consummate and make effective the transactions contemplated by this Agreement and to continue such efforts as may be required under this Agreement after the Closing Date to facilitate the full and expeditious transfer of legal title of the Assets to Buyer. To the extent that Buyer cannot be granted possession by a Seller with respect to certain Assets as of the Closing Date, such Assets shall be held by a Seller for the sole benefit of and on behalf of Buyer until such time as Buyer or its designee is granted possession thereof.

(b)  Fighter Statements.  [***]

(c)  Consent of Third Parties.  Notwithstanding anything in this Agreement to the contrary, this Agreement will not constitute an agreement to assign any of the Assumed Contracts or any claim or right or any benefit arising thereunder or resulting therefrom if the assignment thereof is adjudicated by a court of competent jurisdiction to be a breach or contravention thereof or if such assignment is adjudicated by a court of competent jurisdiction to be ineffective or requiring consent of a party to any such Assumed Contract (a “Required Consenting Party”) (each, an “Assignment Rejection”).  In the event of an Assignment Rejection or in the event that a controversy arises between Buyer or a Seller and a party to an Assumed Contract claiming that the assignment of such Assumed Contract was ineffective, or requires the consent of such party (such party an “Objecting Party”), then each Seller shall use their commercially reasonable efforts to obtain the consent of any Required Consenting Party or any Objecting Party for the assignment to Buyer of any such Assumed Contract.  If a subsequent consent to the assignment of such Assumed Contract could not be obtained from a Required Consenting Party, thereby resulting in Buyer not in fact receiving all of the rights and benefits of such Assumed Contract, each Seller shall, from and after the consummation of the Closing or, with respect to any Optional Pro Elite Contract, from and after the Election Date, provide Buyer with all the rights and the benefits under such Assumed Contract so affected consistent with the terms of such Assumed Contract, as if such Assumed Contract had been effectively assigned to Buyer at Closing or, with respect to any Optional Pro Elite Contract, on the Election Date, and Buyer agrees to perform at its sole expense all of the obligations of the applicable Seller (excluding any Unassumed Liabilities) arising after Closing or, with respect to any Optional Pro Elite Contract, on or after the Election Date.  Each Seller shall pay promptly to Buyer when received all monies received by a Seller, from and after the consummation of the Closing, under any of the Assumed Contracts or any claim or right or any benefit arising thereunder to the fullest extent that Buyer would be entitled thereto pursuant hereto as if all assignments are effective as of the Closing.  In addition, each Seller shall direct in writing (in form and content previously approved by Buyer) each paying party to any Assumed Contract that has not been effectively assigned to Buyer to pay all amounts payable under such Contract directly to Buyer.  Each Seller shall also supply to Buyer any and all services of any party to an Assumed Contract consistent with the terms of such Assumed Contract to the fullest extent that Buyer would be entitled thereto pursuant hereto as if all assignments are effective as of the Closing or, with respect to any Optional Pro Elite Contract, from and after the Election Date.  Each Seller hereby agrees that it shall not use any of the Assumed Contracts for its benefit.  From and after the consummation of the Closing, if and when any such required consents from a Required Consenting Party shall be obtained, the Sellers shall promptly assign their rights thereunder to Buyer without payment of consideration and Buyer shall, without payment of any consideration therefor, assume from and after the date of such assignment the obligations thereunder arising exclusively from, and accruing exclusively with respect to, the period after such assignment and assumption (but only to the extent such obligations would constitute Assumed Liabilities).  Buyer shall make no claim against Seller solely arising from the Sellers’ inability to assign an Assumed Contract with a ProElite Fighter who is a Required Consenting Party in connection with an Assignment Rejection.

3.6  Purchase Price; Escrow.  The initial purchase price for the Assets (the “Purchase Price”) shall be Three Million Dollars ($3,000,000).  At the Closing, Buyer shall (i) pay Two Hundred Thousand Dollars ($200,000) of the Purchase Price to Sellers by wire transfer of immediately available funds and (ii) deposit the remaining amount of the Purchase Price into an interest bearing escrow account (the “Escrow Fund”) with the Escrow Agent by wire transfer of immediately available funds.  The Escrow Fund shall be governed and controlled by the Escrow Agreement, dated as of the date hereof, among the Escrow Agent, Buyer and ProElite in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”).  The Escrow Fund shall be held for such period as is required to satisfy any Outstanding Obligations in accordance with the Escrow Agreement.  On or after Closing, ProElite shall provide to Buyer and the Escrow Agent copies of applicable payoff letters in substantially the forms attached hereto as Exhibit G (each a “Payoff Letter”) from those creditors listed on the Schedule of Creditors to the Escrow Agreement, which provides for the payment in full of all Outstanding Obligations to such creditors and a waiver with respect to any unpaid amounts (such payments, the “Creditor Payments”).   Each Seller agrees that any portion of the Purchase Price received by Sellers at Closing or after Closing from a distribution from the Escrow Fund shall be used only for working capital purposes only and shall not be used to pay any bonuses to employees and directors of the Sellers or their Affiliates.

3.7  Additional Consideration.  Subject to Section 8.7 below, as additional consideration for the purchase of the Assets from the Sellers, Buyer hereby agrees that ProElite shall be entitled to receive [***] of the Showtime License Fees that Buyer receives from Showtime (the “ProElite License Payment”) pursuant to the Explosion Showtime Agreement for the duration of the Explosion Showtime Agreement.  Buyer shall direct Showtime to pay the ProElite License Payment on Buyer’s behalf directly to ProElite at the same time any Showtime License Fees are paid to Buyer, but if Showtime pays the ProElite License Payment directly to Buyer, Buyer shall pay such ProElite License Payment received from Showtime to ProElite. ProElite is only entitled to the ProElite License Payment and is not entitled to any other consideration received by or consideration paid to Buyer under the Explosion Showtime Agreement or under any other broadcast agreement to which Buyer may be a party other than an Amended License Agreement (as defined below).  This ProElite License Payment shall only be payable to ProElite for the original term of the Explosion Showtime Agreement and any extended term as a result of the exercise of any option (the “License Term”), which options only extend the License Term of the Explosion Showtime Agreement to December 31, 2013.  For clarity purposes, if the Explosion Showtime Agreement’s original term is until December 31, 2011 and Showtime extends the term for one additional year, then ProElite will be entitled to the ProElite License Payment from the aggregate of the Showtime License Fee received by Buyer until December 31, 2012.  Any separate agreement entered into by and between Buyer and Showtime outside the Explosion Showtime Agreement shall not give rise to ProElite of any third-party beneficiary rights or any other rights (monetary or otherwise) received under such separate agreement; provided, however, that in the event Buyer and Showtime, or any of their respective Affiliates, enter into any successor, supplemental, amended or other agreement covering substantially the same licensing rights as the Explosion Showtime Agreement with respect to any portion of the License Term (each an “Amended License Agreement”), (i) Buyer shall promptly advise ProElite of such fact and (ii) ProElite shall continue to receive for the duration of the License Term aggregate payments, measured over a 12-month period, equal to the ProElite License Payment that would otherwise be payable under the Explosion Showtime Agreement as if still then in effect during such 12-month period.  For clarity purposes, if after December 31, 2013, Buyer and Showtime enter into another agreement for the production of any mixed martial arts event, then ProElite shall not be entitled to receive any further residual payments or other compensation, but if during the License Term Buyer and Showtime enter into an Amended  License Agreement, ProElite shall continue to have the right to payment of the ProElite License Payment or equivalent payment pursuant to such agreement until the expiration of the License Term.

3.8  Allocation of Purchase Price.  Buyer shall deliver to ProElite, no later than thirty (30) days after the Closing Date, a proposed allocation, for U.S. federal income Tax purposes and pursuant to Section 1060 of the Code and the regulations thereunder, of the Purchase Price, the ProElite License Payment and Assumed Liabilities (together, the “Total Consideration”) between the Sellers and among the Assets (the “Proposed Allocation”).  Promptly following receipt of the Proposed Allocation, ProElite shall review the same and, within ten (10) days after ProElite’s receipt of such Proposed Allocation, may deliver to Buyer a certificate executed by ProElite (on its behalf and EliteXC) setting forth objections to the proposed allocation (an “Objection Notice”), together with a summary of the reasons therefor and calculations which, in the Sellers’ view, are necessary to eliminate such objections.  If ProElite does not deliver an Objection Notice within such 10-day period, the Proposed Allocation shall be the final allocation of the Total Consideration among the Assets (the “Final Allocation”).  If ProElite delivers an Objection Notice within such 10-day period, Buyer and the Sellers shall use their reasonable attempts to resolve by written agreement any differences identified in the Objection Notice within the succeeding five (5) days and, if they are able to resolve all such differences, the allocation agreed to shall be the Final Allocation.  If any objections raised by ProElite (on its behalf or EliteXC) in the Objection Notice are not resolved within the 5-day period next following such 5-day period, then Buyer and ProElite shall submit the objections that are then unresolved (together with any agreed adjustments) to an independent certified public accountant mutually agreed to by Buyer and ProElite, who shall be directed by Buyer and ProElite to resolve the unresolved objections within the next ten (10) days and to deliver written notice to each of Buyer and ProElite setting forth its resolution of the disputed matters.  The allocation resulting from the decision of the independent certified public accountant shall be the Final Allocation.  Any allocation that becomes the Final Allocation pursuant to the preceding provisions of this Section 3.8 shall attach to this Agreement after Closing.  No party to this Agreement will take a position on any federal or state Tax return, before any Governmental Body charged with the collection of any income Tax, or in any judicial Proceeding that is in any way inconsistent with the Final Allocation.

4.              CLOSING.

4.1  The Closing.  The closing of the purchase of the Assets (the “Closing”) shall be held at the offices of DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California at 2:00 p.m. local time on the date of this Agreement, or such other place and time as the Parties shall agree (the “Closing Date”).

4.2  Items to be Delivered at Closing.

(a)  Transfer of Assets.  At the Closing, the Sellers will take all actions reasonably necessary and appropriate to transfer, assign and convey the Assets to Buyer, including execution and delivery of a bill of sale, contract assignments and other appropriate documents in form and content reasonably satisfactory to Buyer and its counsel, which shall include, but shall not limited to:

(i)  the Bill of Sale, Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit H (the “Bill of Sale and Assignment Agreement”);

(ii)  the Assignment of Copyrights in the form attached hereto as Exhibit I-1 (the “Assignment of Copyrights”) and the Assignment of Unregistered Copyrights in the form attached hereto as Exhibit I-2 (the “Assignment of Unregistered Copyrights”); and

(iii)  the Trademark License Agreement in the form attached hereto as Exhibit I-3 (the “Trademark License Agreement”).

(b)  Payment of Purchase Price.  At the Closing, Buyer shall (i) deliver $2,800,000 of the Purchase Price to the Escrow Fund, (ii) deliver $200,000 of the Purchase Price to ProElite, (iii) deliver the Bill of Sale and Assignment Agreement by which Buyer will undertake to assume and agree to pay, discharge or perform, as appropriate, the Assumed Liabilities, and (iv) deliver the fully executed Explosion Showtime Agreement by which Buyer will pay or cause to be paid the ProElite License Payment.

(c)  Escrow Agreement.  At the Closing, ProElite and the Buyer shall execute and deliver to each other the Escrow Agreement, which shall have been executed by the Escrow Agent.

(d)  Information License Agreement.  At the Closing, the Sellers and Buyer shall execute and deliver to each other the Information License Agreement in substantially the form attached hereto as Exhibit J (the “Information License Agreement”).

(e)  ShoXC Asset License Agreement.  At the Closing, the Sellers and Buyer shall execute and deliver to each other the ShoXC Asset License Agreement in substantially the form attached hereto as Exhibit K (the “ShoXC License”).

(f)  Termination of Financing Statements.  Each Seller shall deliver written evidence previously reviewed and approved by Buyer that (i) UCC-2 or UCC-3 termination statements, as applicable, have been filed or the related secured party has irrevocably authorized such filing with respect to each of the UCC-1 financing statements filed in order to perfect security interests in the Assets that have not yet expired and (ii) all Encumbrances on Assets other than Permitted Encumbrances shall be released prior to or simultaneously with the Closing.

(g)  Other Documents.  At the Closing, the Sellers shall deliver to Buyer the following additional documents:

(i)  Secretary’s Certificates. A certificate from the Secretary of each Seller having attached thereto: (A) each Seller’s Certificate of Incorporation (or Articles of Incorporation) and Bylaws, each as in effect immediately prior to the Closing, and (B) resolutions of each Seller’s Board of Directors unanimously approving the transactions contemplated hereby, in a form satisfactory to Buyer.

(ii)  Good Standing Certificates.  Certificates from the State of New Jersey (in the case of ProElite) and the State of California (in the case of each Seller) dated as of a date not earlier than the fifth (5th) Business Day before the Closing as to the good standing of each Seller and payment of all applicable state Taxes by each Seller, executed by the appropriate officials of the respective states.

(h)  Originals of Assumed Contracts.  On or prior to the Closing, ProElite shall deliver to Buyer originals or true copies of all Assumed Contracts not previously delivered to Buyer, if any.

4.3  Delivery of Assets.  The Sellers shall take all such steps as may be required to put Buyer in actual possession and operating control of the Assets at Closing (or at such later date as is permitted by this Agreement).

4.4  Further Assurances.  Following the Closing, each of the Parties will cooperate with and execute and deliver to the other party such other instruments and documents and take such actions as may be reasonably requested from time to time as necessary to carry out, evidence and confirm the intended purposes of this Agreement and the Related Agreements.  In particular, at Buyer’s request, the Sellers will execute, acknowledge and deliver to Buyer such other instruments of conveyance and transfer, certificate and other documents, and will take such other actions, as Buyer may reasonably require in order to vest more effectively in Buyer, or to put Buyer more fully in possession of, any of the Assets, to obtain permits and licenses required by any Governmental Body, or to better enable Buyer to complete or perform any of the liabilities or obligations assumed by Buyer under this Agreement.

5.              REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Sellers to Buyer prior to entering into this Agreement and attached hereto as Exhibit L, (the “ProElite Disclosure Letter”), each Seller jointly and severally represents and warrants to Buyer as follows:

5.1  Organization and Good Standing.

(a)  ProElite is a corporation duly organized, validly existing, and in good standing under the laws of New Jersey, with full corporate power and authority (a) to conduct its business as it is now being conducted to the extent related to the EliteXC Business and the Assets and (b) to perform all its obligations under this Agreement and the Related Agreements to which it is a party.  ProElite is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction that is required by reason of (i) the ownership or use of the properties owned or used by it, (ii) the nature of the activities conducted by it (to the extent related to the EliteXC Business), or (iii) the Assets.

(b)  EliteXC is a corporation duly organized, validly existing, and in good standing under the laws of California, with full corporate power and authority (a) to conduct its business as it is now being conducted to the extent related to the EliteXC Business or the Assets, and (b) to perform all its obligations under this Agreement and the Related Agreements to which it is a party.  EliteXC is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction that is required by reason of (i) the ownership or use of the properties owned or used by it, (ii) the nature of the activities conducted by it (to the extent related to the EliteXC Business) or (iii) the Assets.

5.2  Authority; Enforceability; No Conflict.

(a)  Authority.  Each Seller has the absolute and unrestricted corporate right, power, authority, and capacity to execute, deliver and enter into this Agreement and the Related Agreements to which it is a party and to consummate and perform the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the Related Agreements to which it is a party and the consummation and performance of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each Seller and no further action is required on the part of a Seller to approve the Agreement, the Related Agreements to which it is a party and the consummation and performance of the transactions contemplated hereby and thereby.  The Board of Directors of each Seller has unanimously approved this Agreement, the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(b)  Enforceability.  This Agreement and the Related Agreements to which it is a party constitute the legal, valid, and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(c)  No Conflict, etc.  Except as set forth in Schedule 5.2 of the ProElite Disclosure Letter, neither the execution and delivery of this Agreement or the Related Agreements nor the consummation or performance of any of the transactions contemplated by this Agreement or the Related Agreements will, directly or indirectly (with or without notice or lapse of time):

(i)  contravene, conflict with, or result in a violation of (i) any provision of the Organizational Documents of ProElite or EliteXC or (ii) any resolution adopted by the board of directors or the shareholders of ProElite or EliteXC;

(ii)  contravene, conflict with, or result in a material violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or the Related Agreements or to exercise any remedy or obtain any relief under, any Applicable Law or any Order to which ProElite, EliteXC, or any of the Assets, may be subject;

(iii)  contravene, conflict with, or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by ProElite and relates to the EliteXC Business or the ownership or use of any of the Assets in any material respect;

(iv)  contravene, conflict with, or result in a material violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract (i) under which ProElite has or may acquire any rights, (ii) under which ProElite or EliteXC has or may become subject to any obligations or liability, or (iii) by which ProElite, EliteXC or any of the assets owned or used by ProElite or EliteXC is or may become bound; or

(v)  result in the imposition or creation of any Encumbrance upon the Assets.

Except as set forth in Schedule 5.2 of the ProElite Disclosure Letter, following the Closing, Buyer will be permitted to exercise all of the Sellers’ rights under the Assumed Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments or obligations that ProElite or EliteXC would otherwise be required to pay or perform for obligations that accrue or become due and payable from and after the Closing pursuant to the terms of such Assumed Contracts had the transactions contemplated by this Agreement or the Related Agreements not occurred.

5.3  Consents and Notices.  Except as set forth on Schedule 5.3 of the ProElite Disclosure Letter, neither ProElite nor EliteXC is required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization of any Person (including any Governmental Authorization) in connection with the execution and delivery of this Agreement and the Related Agreements or the consummation or performance of any of the transactions contemplated by this Agreement or the Related Agreements.  Schedule 5.3 of the ProElite Disclosure Letter lists all consents, waivers and approvals under any of the Assumed Contracts required to be obtained in order to transfer or assign to Buyer the benefits or delegate performance with regard thereto and to consummate the transactions contemplated by this Agreement.

5.4  Title to Properties; Encumbrances. The Sellers own or, with respect to leased personal property and assets, hold valid and enforceable leasehold interests in, all of the Assets and at Closing will transfer to Buyer good, marketable and exclusive title to the Assets (as to all Assets owned by the Sellers) or full right to possess and use (as to all Assets not owned by the Seller).  All of the Assets are free and clear of all Encumbrances other than Permitted Encumbrances. The delivery to Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest good, marketable and exclusive title (as to all Assets owned by the Sellers) or full right to possess and use (as to all Assets not owned by the Seller) to the Assets in Buyer, free and clear of all Encumbrances of any kind or nature whatsoever, except Permitted Encumbrances.

5.5   Fair Value; Bulk Sale.

(a)  Fair Value; No Insolvency Proceeding.  The Total Consideration represents fair and reasonably equivalent value for the Assets.  None of the Sellers has entered into this Agreement with the actual intent to hinder, delay, or defraud any creditor or any other person.  There has been no voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors or similar proceeding (an “Insolvency Proceeding”) commenced with respect to any of the Sellers.  No Seller is currently planning to commence an Insolvency Proceeding.  To each Seller’s Knowledge, no other Person is currently planning to commence an Insolvency Proceeding with respect to a Seller.

(b)  No Bulk Sale.  The bulk sale provisions of Applicable Law are not applicable to the transactions contemplated by this Agreement.

5.6  No Undisclosed Liabilities.  Each of ProElite and EliteXC has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) arising out of or relating to the EliteXC Business or the Assets, except for those liabilities listed on Schedule 5.6 of the ProElite Disclosure Letter.

5.7  Outstanding Obligations. Schedule 5.7 of the ProElite Disclosure Letter lists (i) the amount of principal, interest and other obligations of all Outstanding Obligations that are in the nature of debt for money borrowed, accounts payable or liabilities accrued as of the date hereof, (ii) the Encumbrances that relate to such Outstanding Obligations, and (iii) the name of each lender or payee party thereof.

5.8  Compliance with Applicable Laws.

(a)  The business operations related to the Assets are, in material compliance with each Applicable Law that is or was applicable to it or to the conduct or operation of the EliteXC Business or the ownership or use of any of the Assets;

(b)  No event has occurred or circumstance exists that (with or without notice or lapse of time) could be reasonably expected to result in a violation by ProElite or EliteXC of, or a failure on the part of ProElite or EliteXC to comply with, any Applicable Law to the EliteXC Business or the Assets, or may give rise to any obligation on the part of ProElite or EliteXC to undertake, or to bear all or any portion of the cost of, any remedial action of any nature with respect to the EliteXC Business or the Assets; and

(c)  Neither ProElite nor EliteXC has received any written notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Applicable Law with respect to the EliteXC Business or the Assets, or any actual, alleged, or potential obligation on the part of ProElite or EliteXC to undertake, or to bear all or any portion of the cost of, any remedial action of any nature with respect to the EliteXC Business or Assets.

5.9  Governmental Authorization.  Schedule 5.9(i) of the ProElite Disclosure Letter lists each Governmental Authorization that is held by ProElite and EliteXC and that pertains to the EliteXC Business or the Assets.  Each Governmental Authorization listed or required to be listed in the ProElite Disclosure Letter is valid and in full force and effect.  Except as set forth in the Schedule 5.9(ii) of the ProElite Disclosure Letter:

(a)  Neither ProElite nor EliteXC has received any written notice regarding any actual, alleged or potential violation of or failure to comply with any term or requirement of any Governmental Authorization with respect to the EliteXC Business or any of the Assets, or any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any such Governmental Authorization; and

(b)  All applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in the ProElite Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to those Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

(c)  The Governmental Authorizations listed in Schedule 5.9(i) of the ProElite Disclosure Letter collectively constitute all material Governmental Authorizations necessary to permit ProElite to lawfully conduct and operate the EliteXC Business in the manner ProElite and EliteXC currently conducts and operates the EliteXC Business and to permit ProElite and EliteXC to own and use the Assets in the manner in which they currently own and use the Assets.

5.10  Legal Proceedings; Orders.

(i)  Generally.  Other than those matters listed in Schedule 5.10 of the ProElite Disclosure Letter, there is no pending Proceeding:

(A)  that has been commenced by or against ProElite or EliteXC that relates to or may reasonably be seen to affect the EliteXC Business or any of the Assets in any material respects; or

(B)  that challenges, or that may reasonably be seen to have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or the Related Agreements.

To the Knowledge of each Seller, (i) no such Proceeding has been threatened, and (ii) no event has occurred or circumstance exists that may reasonably give rise to or serve as a basis for the commencement of any such Proceeding.  Each Seller has delivered to Buyer copies of (a) all releases, dismissals, stipulated judgments and all other documents related to the termination of any Proceeding by or against ProElite or EliteXC that relates to or may reasonably be seen to affect the EliteXC Business or any of the Assets in any material respects and (b) all pending pleadings relating to each Proceeding listed in the ProElite Disclosure Letter; provided, that with respect to subsection (a) only, such disclosure obligation is subject to reasonable confidentiality restrictions (it being understood that any such restriction shall not diminish any other representation or warranty of a Seller herein).

(ii)  Orders.  Except as set forth in Schedule 5.10 of the ProElite Disclosure Letter:

(A)  There is no Order to which ProElite or EliteXC is subject that relates to or may reasonably be seen to affect the EliteXC Business or any of the Assets in any material respects;

(B)  No officer, director, agent, or employee of ProElite or EliteXC is subject to any Order that prohibits that officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the EliteXC Business;

(C)  Each of ProElite and EliteXC is, and at all times has been, in full compliance with all of the terms and requirements of each Order to which it is or has been subject that relates to or affects the EliteXC Business or to which any of the Assets is or has been subject;

(D)  No event has occurred or circumstance exists that could reasonably be expected to result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which ProElite or EliteXC is or has been subject that relates to or affects the EliteXC Business or to which any of the Assets is subject; and

(E)  Neither ProElite nor EliteXC has received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which ProElite or EliteXC is or has been subject that relates to or materially adversely affects the EliteXC Business or as to which any of the Assets is or has been subject.

5.11  Intellectual Property.

(a)  Schedule 5.11(a) of the ProElite Disclosure Letter lists and separately identifies all Intellectual Property that constitutes or is embodied in the Assets and that has been used or is being used in connection with the operation or conduct of the EliteXC Business by category or event as applicable (setting forth, for each item, the full legal name of the owner of record, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable), and including the following information: (A) for each registered trademark, trade name or service mark, the class of goods covered; (B) for each URL or domain name, any renewal date and the name of registry; and (C) for each registered copyright, title of the work (the “EliteXC Intellectual Property”).

(b)  Each item of EliteXC Intellectual Property is either: (i) owned solely by the Sellers free and clear of any Encumbrances other than Permitted Encumbrances, or (ii) rightfully used and authorized for use by the Sellers pursuant to a valid and enforceable written license.  Each Seller has and has had all rights in the EliteXC Intellectual Property necessary to carry out the EliteXC Business as previously and presently conducted by the Sellers, including in each case rights to make, use, exclude others from using, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, sublicense, rent, lease, assign and sell the EliteXC Intellectual Property in all geographic locations and fields of use.

(c)  Each Seller is in compliance with and has not breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any license, sublicense or other agreement to which such Seller is a party or is otherwise bound relating to any of the EliteXC Intellectual Property, nor does any Seller have Knowledge of any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both).  Each such agreement is in full force and effect, and no Seller is in default thereunder, nor is any party obligated to a Seller pursuant to any such agreement in default thereunder. Immediately following the Closing Date, Buyer will be permitted to exercise all of each Seller’s rights under such contracts, licenses and agreements to the same extent each Seller would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments or obligations which each Seller would otherwise have been required to pay had the transactions contemplated by this Agreement not occurred.  No Seller is obligated to provide any consideration (whether financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by each Seller, as successor to such Seller in the EliteXC Intellectual Property.

(d)  There are no patents or patent applications (including provisional applications) applicable to the EliteXC Business.  The use of the EliteXC Intellectual Property by the Sellers as previously and currently used, has not infringed and does not infringe or violate any other Person’s copyrights, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade name, firm name, logo, trade dress, mask work or other intellectual property right, or give rise to any claim of unfair competition under any applicable Law.  No claims (i) challenging the validity, enforceability, effectiveness or ownership by either Seller of any of the EliteXC Intellectual Property or (ii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any the EliteXC Intellectual Property by either Seller or by any licensee of either Seller infringes or will infringe on any Intellectual Property or other proprietary or personal right of any Person have been asserted against either Seller or threatened by any Person, nor does there exist any valid basis for such a claim.  There are no legal or governmental Proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any registered EliteXC Intellectual Property, other than review of pending patent and trademark applications, and no such Proceedings are threatened or contemplated by any Governmental Body or any other Person.  All registered EliteXC Intellectual Property is valid and subsisting.  To the Sellers’ Knowledge, there is no unauthorized use, infringement, or misappropriation by any third party or by any employee of any the EliteXC Intellectual Property owned by Sellers.

(e)  Each Seller has obtained from all parties (including employees) who have created any portion of, or otherwise who would have any rights in or to, the EliteXC Intellectual Property owned by either the Sellers, valid and enforceable written assignments of any such work, invention, improvement or other rights to either Sellers and have made available true and complete copies of such assignments to Buyer.  No employee, former employee, consultant or former consultant of either Seller has ever excluded any Intellectual Property from any written assignment executed by any such Person in connection with work performed for or on behalf of either Seller. All amounts payable by the Sellers to consultants and former consultants regarding the EliteXC Intellectual Property have been paid in full.

(f)  The consummation of the transactions contemplated by this Agreement will not alter, impair or otherwise adversely affect any rights in any EliteXC Intellectual Property.

(g)  Each Seller has taken reasonable measures to protect its ownership of, and rights in, all the EliteXC Intellectual Property owned by the Sellers in accordance with industry standards.  Without limiting the foregoing, no Seller has made any of their respective trade secrets or other confidential or proprietary information that such Sellers intended to maintain as confidential (including source code with respect to the EliteXC Intellectual Property) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information.

(h)  Except as provided in Schedule 5.11(h) of the ProElite Disclosure Schedule each Seller has obtained all rights, releases, consents and authorizations related to the use of any Person’s name, likeness, voice and/or image in connection with the EliteXC Intellectual Property, and the use of the EliteXC Intellectual Property does not and will not violate any Person’s right of privacy, right of publicity or any other personal right related to the use of such Person’s name, likeness, voice and/or image in the EliteXC Intellectual Property.  No claims to the effect that the use, reproduction, modification, distribution, licensing, sublicensing, sale, or any other exercise of rights in any of the EliteXC Intellectual Property by either Seller or by any licensee of either Seller infringes, violates or misappropriates any Person’s right of privacy, right of publicity or any other personal right related to the use of such Person’s name, likeness, voice and/or image in the EliteXC Intellectual Property, nor does there exist any valid basis for such a claim.

(i)  Except as otherwise indicated in Schedule 5.11(i) of the ProElite Disclosure Letter, Schedule 5.11(i) of the ProElite Disclosure Letter contains a true and complete list of all third-party Intellectual Property (i) sold with, incorporated into, distributed in connection with, or used in the development of the ProElite Fight Library or (ii) used or held for use by the Sellers for any other purpose relating to the EliteXC Business or the Assets (excluding, for purposes of clause (ii) only, any generally available, off-the-shelf software programs licensed to the Sellers on standard terms), setting forth for each such item (A) all licenses and similar agreements pursuant to which either Seller holds rights thereto, (B) the asset in the ProElite Fight Library to which the item relates, if any, and (C) such Seller’s payment obligations in connection the item, if any.

5.12  Contracts; No Defaults.

(a)  Generally.

(i)  Schedule 5.12(a) of the ProElite Disclosure Letter sets forth a complete and accurate list of all Contracts that are material to which the Sellers or their Affiliates are a party or otherwise bound which relate to the EliteXC Business or the Assets.

(ii)  No officer, director, agent, employee, consultant, or contractor of either Seller is bound by any Contract that purports to limit the ability of that officer, director, agent, employee, consultant, or contractor to engage in or continue any conduct, activity, or practice relating to the EliteXC Business, or assign to either Seller or to any other Person any rights affecting the EliteXC Business.

(b)  Enforceability.

(i)  Each Assumed Contract is in full force and effect and is valid and enforceable in accordance with its terms;

(ii)  Each of ProElite and EliteXC is, and at all times has been, in full compliance with all applicable terms and requirements of each Assumed Contract;

(iii)  To the Knowledge of each Seller, each other Person that has or had any obligation or liability under any Assumed Contract is, and at all times has been, in full compliance with all applicable terms and requirements of the Contract;

(iv)  No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give ProElite, EliteXC or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify any Assumed Contract; and

(v)  Except as set forth in Schedule 5.12(b)(iv) of the ProElite Disclosure Letter, neither ProElite nor EliteXC has given to or received from any other Person, at any time any notice or other communication (whether oral or written) regarding any actual, alleged, or potential violation or breach of, or default under, any Assumed Contract.

(c)  Renegotiations.  Except as set forth in Schedule 5.12(c) of the ProElite Disclosure Letter, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to ProElite or EliteXC under any current or completed Assumed Contract that constitutes an Asset and no written demand for such renegotiation has been made.

(d)  Other.  Each of the Assumed Contracts has been entered into in the Ordinary Course of Business and has been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Applicable Law.

(e)  Obligations Current.  Each obligation to pay any amount (including any signing bonus or other consideration) that is due and payable under each of the Assumed Contracts has been paid in full and all payments required under such Assumed Contracts are current and are not delinquent in any manner.

5.13  Employee Benefits.  Buyer shall not be liable for or required to pay or accrue any salaries, employee benefits of any kind, or other compensation of or to any of the employees who are employed in the EliteXC Business with respect to any services rendered to the Sellers or any of their Affiliates.

5.14  Taxes.  Buyer shall not be liable for or required to pay or accrue any Taxes or governmental fees or charges of any nature (a) as to which ProElite or EliteXC is liable or arising out of ProElite’s or EliteXC’s ownership or operation of the EliteXC Business or the assets thereof, or (b) imposed as a result of the transfer of the Assets to Buyer, in each case relating to Tax periods on or prior to the Closing.  All Tax returns required to be filed on or prior to the Closing by the Sellers with respect to any Tax that, if not paid, might result in an Encumbrance other than a Permitted Encumbrance upon any of the Assets or in any liability of Buyer for such Taxes have been (or will be as of the Closing Date) duly and timely filed and will be true, correct and complete,  All Taxes associated with the Assets for all taxable periods ending on or before the Closing that, if not paid, might result in an Encumbrance other than a Permitted Encumbrance upon any of the Assets or in any liability of Buyer for such Taxes thereto have been paid in full or will be paid in full before the Closing.  Without limiting the foregoing, (i) each Seller has filed all Tax Returns that it was required to file, (ii) all such Tax Returns are correct and complete in all respects, (iii) all Taxes owed (whether or not shown on any Tax Return) have been paid, and (iv) no claim has ever been made by an authority in a jurisdiction where each Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  The Sellers have withheld and will withhold from amounts paid or payable to or benefits conferred upon employees, independent contractors, creditors, shareholders and third parties and timely paid to the appropriate authority, in compliance with all Tax withholding provisions under Applicable Law, all amounts, if any, which should have been withheld for all periods through the Closing.

5.15  Certain Payments.  Since March 3, 2008, neither the Sellers nor any director, officer, agent, or employee of the Sellers or to each Seller’s Knowledge any other Person associated with or acting for or on behalf of the Sellers in connection with the EliteXC Business, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Sellers or any Affiliate of the Sellers, or (iv) otherwise in violation of any Applicable Law, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Sellers.

5.16  Disclosure.  No representation or warranty of either Seller in this Agreement and no statement in the ProElite Disclosure Letter to Seller’s Knowledge omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

5.17  Brokers or Finders.  Each Seller and their respective agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereby.

6.              REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to ProElite as follows:

6.1  Organization and Good Standing.  Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of California, with full limited liability company power and authority (a) to conduct its business as it is now being conducted and (b) to perform all its obligations under this Agreement.  Buyer is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction that is required by reason of (i) the ownership or use of the properties owned or used by it, (ii) the nature of the activities conducted by it.

6.2  Authority; No Conflict.

(a)  Authority.  Buyer has the absolute and unrestricted limited liability company right, power, authority, and capacity to execute, deliver and enter into this Agreement and the Related Agreements to which it is a party and to consummate and perform the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the Related Agreements to which it is a party and the consummation and performance of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on the part of Buyer and no further action is required on the part of Buyer to approve the Agreement, the Related Agreements to which it is a party and the consummation and performance of the transactions contemplated hereby and thereby.  The members, General Manager and the Management Committee of Buyer have unanimously approved this Agreement, the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(b)  Enforceability.  This Agreement and the Related Agreements to which it is a party constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

(c)  No Conflict, etc.  Neither the execution and delivery of this Agreement or the Related Agreements to which it is a party nor the consummation or performance of any of the transactions contemplated by this Agreement and the Related Agreements to which it is a party will, directly or indirectly (with or without notice or lapse of time):

(i)  contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of Buyer or (B) any resolution adopted by the members of Buyer; or

(ii)  contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or the Related Agreements or to exercise any remedy or obtain any relief under any Applicable Law or any Order to which Buyer may be subject.

6.3  Consents and Notices.  Buyer is not required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization of any Person (including any Governmental Authorization) in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated by this Agreement or the Related Agreements.

6.4  Legal Proceedings; Orders. There is no pending Proceeding that has been commenced or any Order by or against Buyer that challenges, or that may reasonably be seen have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or the Related Agreements.  To the Knowledge of Buyer, (i) no such Proceeding or Order has been threatened in writing, and (ii) no event has occurred or circumstance exists that may reasonably give rise to or serve as a basis for the commencement of any such Proceeding or Order.

6.5  No Beneficial Ownership.  Neither Buyer nor its Affiliates currently holds any beneficial ownership as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the regulations thereunder of any securities of ProElite.

7.              COVENANTS RELATING TO THE PURCHASE OF ASSETS.

7.1  Employee Confidentiality Agreements.  After Closing, the Sellers shall use their commercially reasonably efforts to cause each employee of a Seller who is party to an employee confidentiality agreement with a Seller to comply with the terms of such agreement to the extent that any right or claim of a Seller thereunder relates to the Assets.

7.2  Obligation to Issue Warrants.  Each Seller hereby covenants that it shall fully perform its obligations under the Assumed Contracts that pertain to the issuance of warrants to purchase shares of ProElite capital stock, which obligation to issue warrants shall not be assumed by Buyer.

7.3  Press Releases.  Except as may be required by Applicable Law (including the Exchange Act and the regulations thereunder), the Sellers and Buyer shall consult with each other before issuing any press releases or otherwise any public statements or other public (or non-confidential) disclosures (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated by this Agreement and the Related Agreements and no Party shall issue a press release or make any statements or disclosures without the prior written approval of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned (it being understood that Sellers will make a filing on Form 8-K disclosing the terms hereof and making any subsequent exhibit filing of this Agreement required by the Exchange Act)) regarding the terms of this Agreement and the transactions contemplated by this Agreement and the Related Agreements.  Notwithstanding the foregoing, ProElite shall use its commercially reasonable efforts to consult with Buyer before filing any report or other filing thereunder triggered by the Closing with the Securities and Exchange Commission under the Exchange Act and the regulations thereunder.  Furthermore, each Party hereby agrees that if it issues a press release following the date hereof in connection with the consummation of the transactions contemplated by this Agreement, it will issue a press release in substantially the form set forth in Exhibit M or in any form reasonably approved in writing by the other Party prior to the issuance of such press release.

7.4  Confidentiality.  Each Seller will hold in confidence and use commercially reasonable efforts to have all of their respective employees, consultants, agents and representatives hold in confidence and not disclose or use, or permit others to use or disclose, any and all confidential information related to the EliteXC Business or the Assets. Each Seller an the Buyer each confirm that they have entered into or are bound by that certain Confidentiality and Nondisclosure Agreement dated as of December 5, 2008 between ProElite and Buyer (the “NDA”) and that they are each bound by, and shall abide by, the provisions of such NDA.

7.5  Use of Assets After Closing; Fighter Contracts.  Each Seller hereby covenants that it shall cease and shall cause its controlled Affiliates to cease use of any of the Assets after the Closing and that any use of the Assets by a Seller requires prior written approval of Buyer.  Each Seller will remove and shall cause its controlled Affiliates to remove any of the Assets from its websites and use its commercially reasonable efforts to promptly remove (but in any event within five (5) days after Closing) any of the Assets from any other websites and any other broadcast medium that the Sellers may have made such Assets available including, but not limited to, www.proelite.com and www.youtube.com (with respect to www.youtube.com, to the extent a Seller placed content relating to any of the Assets on such site).  In addition, each Seller hereby covenants that it shall take no action and shall cause its controlled Affiliates to take no action to prevent any ProElite Fighter from endorsing Buyer’s brands or wearing Buyer’s apparel or appearing on Buyer’s or its television partners’ websites, and shall release all ProElite Fighters from any obligation to provide services to such Seller or its controlled Affiliates if the provision of such services would act as a limitation on a ProElite Fighter from endorsing Buyer’s brands or wearing its apparel or appearing on Buyer’s or its television partners’ websites. Except as set forth in Schedule 7.5 of this Agreement, each Seller hereby covenants that for sixty (60) months after Closing such Seller and its Affiliates shall not enter into a Contract with any ProElite Fighter relating to the provision of services as a professional fighter or unarmed combatant or in any other professional capacity to any mixed martial arts, boxing, martial arts, professional wrestling, or any other fighting competition, show or exhibition without the prior written consent of Buyer, and except as required by Section 3.5 of this Agreement.

7.6  Rights of Personality.  Each Seller hereby covenants to use its commercially reasonable efforts to obtain all rights, releases, consents and authorizations related to the use of any Person’s name, likeness, voice and/or image in connection with the Assets.

7.7  Joint Claims.  Each Seller and Buyer agrees that with regards to shared claims among the Parties, the Parties shall use commercially reasonable efforts to provide reasonable cooperation to enforce such claims.

7.8  Venue and Sponsorship Rights.  Each Seller shall at Buyer’s direction assign or otherwise transfer any and all rights of each Seller in and to any license or other Contract regarding the use of names, logos and other third-party Intellectual Property related to venues or sponsorships associated with the Assets.

7.9  Perfection of Ownership.  Each Seller shall use commercially reasonable efforts to provide Buyer with all documentation reasonably requested by Buyer providing for the ownership of and the administration of copyrights in and to the (i) music libraries, compositions and sound recordings and (ii) video and image libraries and video and photos footage, transferred to Buyer herein including but not limited to work made for hire agreements, assignments of copyright, recording agreements, publishing agreements, co-publishing agreements, songwriter/composer agreements, administration agreements synchronization agreements, side person agreements, performing rights society agreements of any kind and nature and any and all licenses pertaining thereto. Seller shall at Buyer’s direction assign or otherwise transfer any or all of the foregoing agreements and licenses to Buyer without payment of additional consideration, at which time such agreements and licenses shall become Assumed Contracts.

8.              INDEMNIFICATION AND RELATED MATTERS.

8.1  Survival; Effect of Knowledge.

(a)  Survival.  The representations and warranties of each Seller and Buyer contained in this Agreement, the Related Agreements and in any certificate or document delivered pursuant to this Agreement, shall survive and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the Parties, after the Closing only (i) for the time periods specified in Section 8.4 and (ii) as to claims made within those time periods, until resolved.

(b)  Effect of Knowledge.  The right to indemnification based upon representations, warranties, covenants and agreements in this Agreement, the Related Agreements and in any certificate or document delivered pursuant to this Agreement will not be affected by any investigation or by any Knowledge acquired at any time.

8.2  Seller Indemnification.  Each Seller will jointly and severally indemnify and hold harmless and pay promptly to Buyer and its Affiliates and also their respective officers, directors, agents, representatives, shareholders, affiliates and employees, and each person, if any, who controls or may control Buyer (each a “Buyer Indemnified Person”) the amount of any Damages arising from or in connection with:

(a)  Breach of Representations or Warranties:  any failure of any representation or warranty made by a Seller in this Agreement, the Related Agreements, the ProElite Disclosure Letter or any certificate delivered pursuant to this Agreement made by the Sellers in connection with the Closing to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates);

(b)  Breach of Covenants:  any breach by any Seller in the performance of its covenants or obligations in this Agreement, the Related Agreements or in any certificate or document delivered pursuant to this Agreement in connection with the Closing;

(c)  Unassumed Liabilities of the Sellers:  the failure of a Seller to assume, pay, perform and discharge the Unassumed Liabilities; and

(d)  Insolvency Proceeding or Claims of Fraudulent Transfer or Conveyance: any Insolvency Proceeding commenced with respect to any of the Sellers or any claim relating to fraudulent transfers or conveyance regarding the Assets, in each case excluding claims for Damages that are in no way related, directly or indirectly, to the Assets, the EliteXC Business, this Agreement, the Related Agreements or the transactions contemplated by this Agreement and the Related Agreements).

8.3  Buyer Indemnification.  Buyer will indemnify and hold harmless and pay promptly to the Sellers and their Affiliates and also their respective officers, directors, agents, representatives, shareholders, affiliates and employees, and each person, if any, who controls or may control a Seller (each a “Seller Indemnified Person” and together with a Buyer Indemnified Person, each being an “Indemnified Person”) the amount of any Damages arising from or in connection with:

(a)  Breach of Representations or Warranties:  any failure of any representation or warranty made by Buyer in this Agreement, the Related Agreements or any certificate delivered pursuant to this Agreement made by Buyer in connection with the Closing to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates);

(b)  Breach of Covenants:  any breach by Buyer in the performance of its covenants or obligations in this Agreement the Related Agreements or in any certificate or document delivered pursuant to this Agreement in connection with the Closing; and

(c)  Assumed Liabilities:  the failure of Buyer to assume, pay, perform and discharge the Assumed Liabilities.

8.4  Survival; Other Limitations.

(a)  The representations and warranties of the Sellers and Buyer contained in this Agreement and the Related Agreements shall survive the Closing and continue in full force and effect for a period of 18 months.  Notwithstanding anything to the contrary in this Section 8.4, no limitations as to the time for making claims applies to (i) the Assumed Liabilities, (ii) the Unassumed Liabilities, (iii) each Seller’s representations or warranties under Sections 5.2(a), (iv) each Seller’s representations or warranties under Sections 5.4, 5.5, 5.7, 5.11(b) (but solely with respect to the first sentence thereof and including the related representation and warranty of the Sellers in the Related Agreements), and 5.14 (each a “Fundamental Representation”), (v) any claims involving any covenant to be performed and complied with after the Closing, or (vi) any claims arising out of any fraud, willful breach or intentional misrepresentation, in each case until the expiration of the applicable statute of limitations.

(b)  Notwithstanding anything to the contrary, (i) the Sellers will not have any liability for indemnification under this Section 8 unless Buyer gives notice to ProElite pursuant to Sections 8.5 or 8.6 of this Agreement of facts that Buyer in good faith believes constitute a reasonable basis for indemnification to an Buyer Indemnified Person within 30 days after the expiration of the statute of limitation (including extensions of it) or by the date of the applicable survival period applicable to any such violations, as applicable, (ii) the Sellers shall have no further liability (for indemnification or otherwise) under this Section 8 with respect to a breach of any of the representations and warranties or covenants or obligations of the Sellers under this Agreement or the Related Agreements once the aggregate amount of Damages paid by the Sellers for claims for indemnification by the Buyer Indemnified Parties (including any offsets permitted under Section 8.7) exceeds (X) $1,000,000 in the case of claim for a breach of a representation or warranty under this Agreement or the Related Agreements that is not a Fundamental Representation, and (Y) $3,000,000 in the case of a claim for a breach of a Fundamental Representation or of any covenants or obligations under this Agreement or the Related Agreements; provided, however, that such limitations shall not apply to claims for fraud, willful breach or intentional misrepresentation.

(c)  Notwithstanding anything to the contrary, (i) the Buyer will not have any liability for indemnification under this Section 8 unless ProElite gives notice to Buyer pursuant to Sections 8.5 or 8.6 of this Agreement of facts that ProElite in good faith believes constitute a reasonable basis for indemnification to a Seller Indemnified Person within 30 days after the expiration of the statute of limitation (including extensions of it) or by the date of the survival period applicable to any such violations, as applicable, (ii) the Buyer shall have no further liability (for indemnification or otherwise) under this Section 8 with respect to a breach of any of the representations and warranties or covenants or obligations of the Buyer under this Agreement or the Related Agreements once the aggregate amount of Damages paid by the Buyer for claims for indemnification by the Seller Indemnified Parties exceeds (X) $1,000,000 in the case of claim for a breach of a representation or warranty or of any covenants or obligations under this Agreement or the Related Agreements, and (Y) $3,000,000 in the case of a claim for Assumed Liabilities; provided, however, that such limitations shall not apply to claims for fraud, willful breach or intentional misrepresentation.

8.5  Procedure for Indemnification—Third Party Claims.

(a)  Notice.  Promptly, and in any event no later than fifteen (15) Business Days after receipt by Buyer or a Seller, as applicable, of notice of the commencement of any Proceeding against it or any other related Indemnified Person, the indemnified party will, whether for its own Damages or for Damages incurred by any other related Indemnified Person, if a claim is to be made against the indemnifying party, give notice to such indemnifying party of the commencement of such claim; provided, however, that the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying party demonstrates that the defense of the Proceeding is materially prejudiced by the indemnified party’s failure to give the notice timely.  For purposes of this Section 8, the term “indemnifying party” means, in the context of a claim by a Buyer Indemnified Person, a Seller, and the term “indemnified party” or Indemnified Person means a Buyer Indemnified Person and, in the context of a claim by a Seller Indemnified Person, Buyer, and the term “indemnified party” or Indemnified Person means a Seller Indemnified Person.

(b)  Participation.  If any Proceeding referred to in Section 8.5(a) is brought against an Indemnified Person and the indemnified party gives notice to the indemnifying party of the commencement of the Proceeding, the indemnifying party may (i) participate in the Proceeding and (ii) elect by notice to the indemnified party to assume the defense of the Proceeding with lawyers reasonably satisfactory to the indemnified party unless (A) the indemnifying party is also a party to the Proceeding and the indemnified party determines in reasonable good faith that joint representation would be inappropriate or (B) the indemnifying party fails to provide, promptly after giving notice to the indemnified party, reasonable assurance to the indemnified party of its financial capacity to defend the Proceeding and provide indemnification with respect to the Proceeding.  If the indemnifying party assumes the defense of the Proceeding with the prior written consent of the indemnified party, (1) the indemnifying party will not, as long as the indemnifying party diligently conducts the defense, be liable to the Indemnified Person under this Section 8 for any fees of other lawyers or any other expenses with respect to the defense of the Proceeding subsequently incurred by any Indemnified Person in connection with the defense of the Proceeding, other than reasonable costs of investigation and (2) no compromise or settlement of the claims may be effected by the indemnifying party without the indemnified party’s written consent (which consent will not be unreasonably withheld or delayed) unless (x) there is no finding or admission of any violation of legal requirements or any violation of the rights of any Person and no effect on any other claims that may be made against any such Indemnified Person and (y) the sole relief provided is monetary damages that are paid in full by the indemnifying party.

(c)  Right of Indemnified Person to Defend.  Notwithstanding the foregoing, if an Indemnified Person determines in reasonable good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, such Indemnified Person may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle the Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which will not be unreasonably withheld or delayed).

8.6  Procedure for Indemnification—Other Claims.  A claim for indemnification for any matter not involving a third-party claim will be asserted by written notice to ProElite from Buyer or to Buyer from ProElite, as applicable, in either case on its own behalf or on behalf of any other related Indemnified Person, whom indemnification is sought promptly after becoming aware of the acts or omissions or facts and circumstances on which the claim is based, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that they may have to any Indemnified Person, except to the extent that the indemnifying party demonstrates that it is materially prejudiced by such failure.

8.7  Satisfaction of Indemnification Obligations.  Subject to the procedures set forth above and in accordance with the deadlines specified in the preceding subsections, the indemnifying party will satisfy their liability to an Indemnified Person for indemnified Damages such party is required to pay under this Section 8 by promptly paying the amount of the liability to such Person.  Payments pursuant to the foregoing will be by wire transfer or by check, as the recipient may direct.  Notwithstanding the foregoing, Buyer may, in its sole discretion after five (5) day’s prior notice to ProElite, offset any portion of a liability determined in accordance with this Section 8 of a Seller to pay Damages to a Buyer Indemnified Person from the payment of any ProElite License Payment (pursuant to instructions from Buyer to Showtime to effect such offset).  The Escrow Funds shall not be available to satisfy any indemnity claim of a Buyer Indemnified Person against a Seller.

8.8  Remedies Exclusive.  Each Indemnified Person’s rights to indemnification under this Section 8 with respect to any Damages shall be their sole and exclusive remedy for money damages under this Agreement; except, that notwithstanding the foregoing, the limitation shall not apply to claims for fraud, willful breach or intentional misrepresentation.  It is understood that nothing in this Agreement shall eliminate the ability of any party hereto to apply for equitable or injunctive remedies to enforce the other Parties’ obligations under this Agreement.

9.              MISCELLANEOUS.

9.1  Representation by Counsel.  The Sellers and Buyer have each been represented by separate counsel and have negotiated this Agreement, and the transactions contemplated herein at arms length.

9.2  Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction.  Each Party hereby waives any requirement that the Person seeking equitable relief post a bond or other security.

9.3  Sales and Use Taxes on the Assets.  ProElite and the Buyer will each pay fifty percent (50%) of the cost of any sales, use, transfer or similar Taxes payable in connection with the receipt of payment for the Assets or the sale, assignment, or transfer of the Assets.

9.4  Expenses.  Each party shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby, including legal, accounting and any investment banker or finder fees or commissions.

9.5  Notices.  All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service.  Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three (3) days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any Party may notify the other Party in accordance with this Section 9.5:

If to Buyer, to:

Explosion Entertainment, LLC
668 Lincoln Ave., Bldg. B
San Jose, CA 95126
Attention:  Scott Coker, Chief Executive Officer
Facsimile No.:  (408) 998-8230

with a copy to (which shall not constitute notice):

Silicon Valley Sports & Entertainment
525 West Santa Clara Street
San Jose, CA 95113
Attention:  Don Gralnek, Executive Vice President / General Counsel
Facsimile No.:  (408) 977-4769
Telephone No.:  (408) 977-4746

and

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA  94303
Attention:  Khoa D. Do, Esq.
Micheal J. Reagan, Esq.
Facsimile No.:  (650) 833-2001
Telephone No.:  (650) 833-2000

If to a Seller, to:

ProElite, Inc.
12121 Wilshire Boulevard, Suite 1001
Los Angeles, California
Attention:  Chief Executive Officer
Facsimile No.:  (310) 571-0798

with a copy to:

Manatt, Phelps & Phillips, LLP
11355 W. Olympic Boulevard
Los Angeles, CA  90064
Attention:  T. Hale Boggs, Esq.
Ben D. Orlanski, Esq.
Facsimile No.:  (310) 312-4224

9.6  Dispute Resolution.  Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Los Angeles County, California, before three arbitrators. At the option of the first to commence an arbitration, the arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures.  Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

9.7  Jurisdiction; Service of Process.  All actions or Proceedings relating to this Agreement (whether to enforce a right or obligation or obtain a remedy or otherwise) that are not subject to Section 9.6 of this Agreement will be brought solely in the state or federal courts located in or for Los Angeles County, California.  Each Party hereby unconditionally and irrevocably consents to the jurisdiction of those courts and waives its rights to bring any action or Proceeding against the other Party except in those courts.  Process in any action or Proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

9.8  Waiver of Jury Trail.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. If any Party seeks to enforce its rights under this Agreement by joining another Person to a Proceeding before a jury in which the third party is a party, the Parties will request the court to try the claims between the Parties without submitting the matter to the jury.

9.9  Waiver.  Neither the failure nor any delay by any Person in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of the right, power or privilege, and no single or partial exercise of any right, power or privilege will preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege.  To the extent permitted by Applicable Law:  (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Person, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Person; (b) no waiver that may be given by a Person will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Person will be deemed to be a waiver of any obligation of that Person or of the right of the Person giving the notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.10  Entire Agreement and Amendment.  This Agreement (a) supersedes all prior agreements between the Parties with respect to their subject matter and (b) constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to their subject matter.  This Agreement may not be amended except by a written agreement executed by Buyer and ProElite.

9.11  Assignments, Successors.  Except as expressly provided in this Agreement, neither Party may assign any of its rights under this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld), provided that Buyer shall have the right to assign this Agreement without the prior written consent of any Seller to any successor to, or assignee of, all or substantially all of the business and assets of Buyer.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties.  Any assignment in violation of this provision shall be void.

9.12  Third Party Rights.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and assigns.

9.13  Severability.  If any provision of this Agreement not essential to accomplishing its purposes is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.14  Attorneys’ Fees.  Should suit, alternative dispute resolution or arbitration be brought to enforce or interpret any part of this Agreement, the prevailing Party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court, mediator or arbitrator(s) (including costs, expenses and fees on any appeal).  The prevailing Party shall be entitled to recover its costs of suit, alternative dispute resolution or arbitration, regardless of whether such suit, alternative dispute resolution or arbitration proceeds to final judgment.

9.15  Governing Law.  The internal laws of the State of California, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the Parties

9.16  Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all Parties reflected hereon as signatories.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.17  No Joint Venture.  Nothing contained in this Agreement or the Related Agreements shall be deemed or construed as creating a joint venture or partnership between any of the Parties hereto or thereto.  No party is by virtue of this Agreement or the Related Agreements authorized as an agent, employee or legal representative of any other party.  No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other.  No party shall have any power or authority to bind or commit any other party.  No party shall hold itself out as having any authority or relationship in contravention of this Section 9.17.

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IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the date first written above.

BUYER: EXPLOSION ENTERTAINMENT, LLC, a California Limited Liability Company		SELLERS: PROELITE, INC., a New Jersey Corporation

By:	/s/ Scott Coker	By:	/s/ Charles Champion

Name:	Scott Coker	Name:	Charles Champion

Title:	Chief Executive Officer	Title:	Chief Executive Officer

ELITEXC LIVE, a California Corporation

		By:	/s/ Charles Champion

		Name:	Charles Champion

		Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

EXHIBITS AND SCHEDULES

Exhibit A	Schedule of ProElite Fighters

Exhibit B	Form of Fighter Statement

Exhibit C	Schedule of Assets

Exhibit D	Schedule of Optional ProElite Contracts

Exhibit E	Schedule of Certain Excluded Assets

Exhibit F	Form of Escrow Agreement

Exhibit G	Form of Payoff Letter

Exhibit H	Form of Bill of Sale and Assignment Agreement

Exhibit I-1	Form of Assignment of Copyrights

Exhibit I-2	Form of Assignment of Unregistered Copyrights

Exhibit I-3	Form of Trademark License Agreement

Exhibit J	Form of Information License Agreement

Exhibit K	Form of ShoXC License

Exhibit L	ProElite Disclosure Letter

Exhibit M	Form of Press Releases

Schedule 3.1(f)	Claims Retained by the Sellers
Schedule 3.5(a)	Required Consents
Schedule 7.5	Permitted Contracts with ProElite Fighters